Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated October 8, 2020

Registration Statement No. 333-234068

Origin Bancorp, Inc.

4.50% Fixed-to-Floating Rate Subordinated Notes due 2030

Term Sheet

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement dated October 7, 2020, and the accompanying prospectus (including the documents incorporated by reference therein) relating to those securities.

Issuer:	Origin Bancorp, Inc., a Louisiana corporation (the “Company”)

Securities Offered:	4.50% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Notes”)

Aggregate Principal Amount:	$80 Million

Rating:	Kroll Bond Rating Agency: BBB-

A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

Trade Date:	October 8, 2020

Settlement Date:	October 16, 2020 (T + 5)*

Maturity Date (if not previously
redeemed):	November 1, 2030

Interest Rate:	From and including the Settlement Date to, but excluding, November 1, 2025 (unless redeemed prior to such date) at a rate of 4.50% per annum, payable semi-annually in arrears.

From and including November 1, 2025, to, but excluding, the maturity date (unless redeemed prior to such date), at a floating interest rate equal to the Benchmark (which is expected to be Three-Month Term SOFR), reset for each Floating Rate Interest Period during the Floating Rate Period (each as defined in the prospectus supplement under “Description of the Notes”), plus 432 basis points; provided, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Issue Price to Investors:	100%

Interest Payment Dates:	Interest on the Notes will be payable on May 1 and November 1 of each year through and including November 1, 2025, and thereafter on February 1, May 1, August 1 and November 1 of each year to the maturity date or earlier redemption. The first interest payment will be made on May 1, 2021.

Record Dates:	The 15th day (whether or not a business day) immediately preceding the applicable interest payment date.

Day Count Convention:	30/360 to, but excluding, November 1, 2025, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may redeem the Notes, at its sole option, beginning with the Interest Payment Date of November 1, 2025 and on any Interest Payment Date thereafter, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption, subject to prior approval of the Federal Reserve, to the extent such approval is then required.

Special Event Redemption:

The Company may redeem the Notes at any time, including prior to November 1, 2025, at its option and subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required, in whole but not in part, if: (i) a change or prospective change in law or administrative interpretation occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes; (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 capital for regulatory capital purposes; or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended; in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to, but excluding, the redemption date.

For more information, see ’‘Description of the Notes—Optional Redemption and Redemption Upon Special Events” in the preliminary prospectus supplement dated October 7, 2020.

Denomination:	$1,000 minimum denominations and integral multiples of $1,000.

Listing and Trading Markets:	The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no active market for the Notes and there can be no assurances that any active market for the Notes will develop.

Use of Proceeds:	The Company expects to use the net proceeds from the sale of the Notes as described in ’‘Use of Proceeds” in the preliminary prospectus supplement dated October 7, 2020.

Ranking:

The Notes will be the unsecured, subordinated obligations of the Company and:

•         will rank junior in right of payment and upon the Company’s liquidation to any of its existing and all future senior indebtedness (as defined in the Indenture and as discussed under “Description of the Notes—Subordination of the Notes” in the prospectus supplement), whether secured or unsecured, including any of the Company’s existing and future general creditors;

•         will rank equal in right of payment and upon the Company’s liquidation with all of the Company’s existing and future indebtedness the terms of which provide that such indebtedness is not by its terms subordinate and subject in right of payment to the prior payment of promissory notes, bonds, debentures and other types of indebtedness that include the Notes;

•         will rank senior in right of payment and upon the Company’s liquidation to any of its indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to promissory notes, bonds, debentures and other types of indebtedness that include the Notes; and

•         will be effectively subordinated to all of the existing and future indebtedness, deposits and other liabilities of Origin Bank and the Company’s other current and future subsidiaries, including, without limitation, Origin Bank’s liabilities to depositors, its liabilities to general creditors and its liabilities arising during the ordinary course or otherwise.

As of June 30, 2020, the Company’s subsidiaries had outstanding indebtedness (including Origin Bank’s outstanding 4.25% fixed-to-floating subordinated notes), total deposits and other liabilities of approximately $6.02 billion, excluding intercompany liabilities, all of which ranks structurally senior to the Notes. As of June 30, 2020, the Company did not have subordinated indebtedness outstanding ranking equally with the Notes and had $10.8 million of subordinated indebtedness outstanding ranking junior to the Notes. The Company also has a $50 million senior revolving credit facility under which no amount is drawn as of the date of this term sheet, but if drawn such amount would constitute senior indebtedness.

CUSIP / ISIN:	68621T AA0 / US68621TAA07

Sole Book Running Manager:	Stephens Inc.

The Company has filed a shelf registration statement (File No. 333-234068) (including a base prospectus) and a related preliminary prospectus supplement dated October 7, 2020 with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Stephens Inc. toll-free at (800) 643-9691.

*The Company expects that delivery of the Notes will be made against payment therefor on or about the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade their Notes on the date of pricing or the next business day should consult their own advisor.

Capitalized terms used but not defined in this term sheet have the meanings given to them in the preliminary prospectus supplement. This term sheet is qualified in its entirety by reference to the preliminary prospectus supplement. The information in this term sheet supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information in the preliminary prospectus supplement. Other information (including other financial information) presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the information contained herein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.